UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ForeverGreen Worldwide Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

34630A 10 4

(CUSIP Number)

Ronald Williams, President

ForeverGreen Worldwide Corporation

972 North 1430 West, Orem, Utah 84057

               (801) 655-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box [   ]

Cusip No.   34630A 10 4

1.     Name of Reporting Persons:    First Equity Holdings Corp.

2. Check the Appropriate Box If a Member of a Group	(a) [ ] (b) [ ]

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6.     Citizenship or Place of Organization:      Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,214,960
8. Shared Voting Power 353,622
9. Sole Dispositive Power 1,214,960
10. Shared Dispositive Power 353,622

11.     Aggregate Amount Beneficially Owned by Each Reporting Person         1,568,582

12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.     Percent of Class Represented by Amount in Row (11)        11.2%

14.     Type of Reporting Person     CO

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.001, of ForeverGreen Worldwide Corporation, a Nevada corporation (“ForeverGreen”).  The principal executive offices are located at 972 North 1430 West, Orem, Utah
84057.

Item 2.  Identity and Background

This statement is filed by First Equity Holdings Corp, a Utah corporation, located at 2157 S. Lincoln Street, Salt
Lake City, Utah 84106 (“First Equity”).  During the last five years First Equity has not been convicted in a criminal proceeding, nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration

First Equity loaned an aggregate of $2,343,126 to ForeverGreen, formerly Whole Living, Inc.  On February 23, 2007 the board of directors of ForeverGreen issued 1,171,563 shares of common stock to First Equity in satisfaction of a
$2,343,126 promissory note held by First Equity.

Item 4.  Purpose of Transaction

The purpose of the transaction was to settle the notes payable of ForeverGreen.

Item 5.  Interest in Securities of the Issuer

First Equity holds 1,214,960 shares of ForeverGreen common stock.  One of First Equity’s executive officers, John
Clayton, individually owns 353,622 shares of ForeverGreen common stock.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

First Equity has not entered into any other contract, arrangement, understanding or relationship related to the securities of ForeverGreen that is required to be disclosed by Item 6 of Schedule 13D.

Item 7.  Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Equity Holdings Corp.

Date    2-27-2007

/s/ John Clayton

By: John Clayton, President

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C, 1001)